Sentage Holdings Inc.

June 8, 2021

VIA EDGAR

Mr. William Schroeder

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

Re:	Sentage Holdings Inc. Registration Statement on Form F-1 Filed on March 22, 2021 File No. 333-254558

Dear Mr. Schroeder:

Sentage Holdings Inc. (the “Company”, “Sentage,” “we”, “us” or “our”) hereby transmits its response to the letter dated April 7, 2021 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). For ease of reference, we have recited the Commission’s comments in this response letter and numbered them accordingly. An amended Registration Statement on Form F-1 (the “F-1/A”) is being filed to accompany this letter.

Form F-1 filed March 22, 2021

Index to Financial Statements, page F-1

1.	Please update your financial statements and corresponding financial information throughout the filing to comply with Item 8.A.4 of Form 20-F.

Response: We acknowledge the Staff’s comment and have updated our financial statements and corresponding financial information throughout the F-1/A.

Exhibits, page II-6

2.	Please file executed copies, rather than or in addition to the “Form of" versions, of Exhibits 10.3 through 10.8 with your public filing and prior to requesting effectiveness.

Response: The executed copies of Exhibits 10.3 through 10.8 are being filed as Exhibits 10.3 through 10.25 to the F-1/A.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Ying Li at yli@htflawyers.com or by telephone at 212-530-2206.

Very truly yours,

/s/ Qiaoling Lu
Qiaoling Lu
CEO

cc:	Ying Li, Esq.

Hunter Taubman Fischer & Li LLC